May 22, 2009

Mr. Stephen C. Haley
Chief Executive Officer
Celsius Holdings, Inc.
140 NE 4th Avenue, Suite C
Delray Beach, FL 33483

      Re: Celsius Holdings, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed March 9, 2009
             Form 10-Q for the Fiscal Quarter Ended March 31, 2009
             Filed May 6, 2009
             File No. 333-129847

Dear Mr. Haley:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 8A

Management's Report on Internal Control Over Financial Reporting, page 48

1. As required by Item 308T(a)4 of Regulation S-K, please confirm in future filings, if applicable, you will provide a statement in substantially the following form: "This annual report does not include an attestation report of the company's

registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report."

Form 10-Q for the quarterly period ended March 31, 2009

Section 302 Certifications

2. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K in that you make reference to the "small business issuer" rather than the "registrant". Please confirm that in future filings, you will revise your Section 302 certifications to make reference to the "registrant" rather than the "small business issuer".

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stephen Haley
Celsius Holdings, Inc.
May 22, 2009
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services